UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

etrials Worldwide, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29786P 10 3
(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

February 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 29786P 10 3	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

E-ZAD PARTNERSHIP, LTD.
75-2968747

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐
(B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES		737,345 SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		737,345 SHARES
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
737,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%
14	TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 29786P 10 3	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

PRODEA, INC.
11-3649956

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐
(B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES		737,345 (as the sole general partner of E-ZAD Partnership, Ltd.)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		737,345 (as the sole general partner of E-ZAD Partnership, Ltd.)
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
737,345 (as the sole general partner of E-ZAD Partnership, Ltd.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%
14	TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 29786P 10 3	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

HAMID ANSARI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐
(B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES		737,345 (as president, sole director and sole shareholder of Prodea, Inc., the sole general partner of E-ZAD Partnership, Ltd.)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		737,345 (as president, sole director and sole shareholder of Prodea, Inc., the sole general partner of E-ZAD Partnership, Ltd.)
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
737,345 (as president, sole director and sole shareholder of Prodea, Inc., the sole general partner of E-ZAD Partnership, Ltd.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%
14	TYPE OF REPORTING PERSON*
IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Filing”) relates to the common stock, par value $0.0001 per share (“Common Stock”), and voting and other contractual rights relating thereto, of etrials Worldwide, Inc., a Delaware corporation formerly known as CEA Acquisition Corporation (the “Issuer”), which has its principal executive offices located at 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.

ITEM 2. IDENTITY AND BACKGROUND

E-ZAD Filers

This Filing is being filed on behalf of E-ZAD Partnership, Ltd., a Texas limited partnership (“E-ZAD”), E-ZAD’s sole general partner, Prodea, Inc., a Texas corporation (the “General Partner”), and Hamid Ansari, the president, sole shareholder and sole director of the General Partner and a resident of the State of Texas. The three filers are hereinafter referred to as the “E-ZAD Filers.” The business address of each of the three filers is 6101 West Plano Pkwy., Suite 200, Plano, Texas 75093.

During the past five years, none of the E-ZAD Filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the E-ZAD Filers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting an E-ZAD Filer to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers and Directors of the General Partner

1.	(a)	Hamid Ansari
(b)	6101 West Plano Pkwy., Suite 200, Plano, Texas 75093
(c)	President and the sole Director of the General Partner.
(d)	Hamid Ansari has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Hamid Ansari has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Hamid Ansari is a citizen of the United States.

2.	(a)	Jamshid Ansari
(b)	6101 West Plano Pkwy., Suite 200, Plano, Texas 75093
(c)	Treasurer of the General Partner.
(d)	Jamshid Ansari has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Jamshid Ansari has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Jamshid Ansari is a citizen of the United States.

3.	(a)	Anousheh Ansari
(b)	6101 West Plano Pkwy., Suite 200, Plano, Texas 75093
(c)	Secretary of the General Partner.
(d)	Anousheh Ansari has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Anousheh Ansari has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Anousheh Ansari is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares and warrants of the Issuer held by E-ZAD were issued to E-ZAD as a result of a merger on February 9, 2006 of etrials Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, with and into etrials Worldwide, Inc. (“Old etrials”), the surviving corporation in the merger and a Delaware corporation of which E-ZAD and others were stockholders. Upon completion of the merger, stockholders of Old etrials, including E-ZAD, in exchange for their shares of capital stock in Old etrials, received shares of Common Stock and warrants to purchase Common Stock approximating, upon full exercise of the issued warrants, 60.3% of the outstanding Common Stock. After the merger, Issuer changed its name from CEA Acquisition Corporation to etrials Worldwide, Inc.

ITEM 4. PURPOSE OF TRANSACTION

The E-ZAD Filers acquired the securities referred to above in Item 3 for investment purposes and not with a view to, or for resale in connection with, any distribution thereof. The E-ZAD Filers may acquire additional securities of the Issuer from time to time in the open market or in private transactions or in connection with the agreements discussed below.

At the date of this Filing, except as set forth in this Filing, the E-ZAD Filers have no specific plans or proposals that would result in:

(a)  the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer’s business or corporate structure;

(g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those actions enumerated above.

The exceptions to the foregoing statements are (i) a Voting Agreement, (ii) the $7.00 Trigger, (iii) an indemnification escrow, and (iv) a Lock-up Agreement, all as described below. The agreements containing these provisions are listed in Item 7 of this Filing and are incorporated herein by reference.

Voting Agreement

E-ZAD and other stockholders of the Issuer entered into a voting agreement dated as of August 22, 2005 (the “Voting Agreement”). The Voting Agreement provides that each party must vote for the respective designees of two groups of shareholders (one group comprised of former stockholders of Old etrials and one group comprised of persons who were stockholders of Issuer prior to the merger) as directors of the Issuer until immediately following the election of directors that will be held in 2007. The Issuer is obligated to provide for its board of directors to be comprised of seven members and to enable the election to the Issuer’s board of directors of the persons designated by the parties to the Voting Agreement.
$7.00 Trigger

Of the shares issued to E-ZAD in the merger, 33,561 shares have been placed in escrow and will not be released unless and until prior to February 19, 2008 over a 20-consecutive-trading-day period (i) the weighted average price of the Common Stock is $7.00 or more and (ii) the average daily trading volume is at least 25,000 shares (“$7.00 Trigger”). If the $7.00 Trigger is not met, the escrowed shares will be cancelled.

Indemnification Escrow

As the sole remedy for the obligation of the former stockholders of Old etrials to indemnify and hold harmless the Issuer for any damages, whether as a result of any third-party claim or otherwise, and which arise as a result of or in connection with the breach of representations and warranties and agreements and covenants of etrials, for a period of 18 months, 10% of the shares of Common Stock issued to the former stockholders of Old etrials upon consummation of the merger are being held in escrow (the “Indemnification Shares”). The Indemnification Shares are also subject to the $7.00 Trigger; however, the Indemnification Shares will continue to be held in escrow for indemnification purposes even if the $7.00 Trigger is met within the first 18 months. Claims may be asserted once any damages exceed $200,000 and are indemnifiable only to the extent that damages exceed $200,000. Any indemnification payments shall be paid solely from the Indemnification Shares and shall be deemed to be an adjustment to the merger consideration. For purposes of satisfying an indemnification claim, shares of the Common Stock will be valued at the average reported last sales price for the ten trading days ending on the last day prior to the day that the claim is paid.
Lock-up Agreement

In addition to a 180-day restriction on the sale of shares of Common Stock issued in the merger pursuant to the terms of the merger agreement, E-ZAD has entered into a lock-up agreement (the “Lock-up Agreement”) that provides that it will not sell or otherwise transfer any of the shares of Common Stock that it received in the merger (but not any shares issued on exercise of the warrants of the Issuer it received in the merger) until February 19, 2007, except as contemplated in the Lock-up Agreement, with 25% of the shares subject to the restriction to be released from the restriction six months after February 9, 2006, an additional 25% released from the restriction nine months after February 9, 2006 and 50% of the shares then subject to the restriction to be released from the restriction upon the redemption by the Issuer of the warrants issued to the public in its initial public offering. In addition, if any shares held by the Issuer’s insiders that were placed in escrow in connection with the initial public offering are released on an accelerated basis from such escrow (upon either liquidation of the Issuer or the consummation of a subsequent transaction resulting in the Issuer’s stockholders having the right to exchange their shares for cash or other securities), the shares subject to the lock-up agreement will be released from the restrictions on the same accelerated schedule.

The shares of the Issuer received in the merger beneficially owned by E-ZAD are subject to the foregoing agreements as follows:

Shares Subject To $7.00 Trigger	Indemnification Shares	Shares Subject to Lock-up

33,561	47,232	472,320

The number of $7.00 Trigger shares is a subset of the number of Indemnification Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

At February 9, 2006, the E-ZAD Filers beneficially owned an aggregate of 737,345 shares of Common Stock of the Issuer, which constitutes approximately 5.8% of the Issuer’s outstanding shares of Common Stock (based upon 12,346,360 shares of Common Stock outstanding as of February 9, 2006 as set forth in the Issuer’s Current Report on Form 8-K/A filed with the SEC on March 31, 2006 plus warrants issued to E-ZAD and currently exercisable for 265,025 shares of Common Stock to be outstanding). The beneficially owned shares of 737,345 consist of issued and outstanding shares of Common Stock of the Issuer and outstanding warrants as listed below.

Shares Issuable Upon Exercise of Warrants Exercisable at and
Shares of Common Stock	within 60 days

472,320	265,025

Warrants

The Issuer warrants issued to E-ZAD in the merger are identical to those issued by the Issuer in its initial public offering. They are exercisable at $5.00 per share until February 11, 2008 and are redeemable by the Issuer if the price of the Issuer’s common stock equals or exceeds $8.50 per share for a specified period of time. In addition to the rights given to the holders of the Issuer’s warrants by the terms of the warrants, the holders of the Issuer’s warrants (but, with certain exceptions, not their transferees) will have the contractual right, in the event of a redemption of the warrants, to pay the exercise price by a “cashless exercise” pursuant to a formula set forth in the merger agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.  Merger Agreement, dated as of August 22, 2005, by and among the Issuer, etrials Acquisition, Inc., Old etrials and certain stockholders of Old etrials (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

2.  Amendment to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., Old etrials and certain stockholders of Old etrials (incorporated by reference from Exhibit 10.10 of the Issuer’s Amendment No. 1 to Current Report on Form 8-K dated October 31, 2005 and filed with the SEC on November 3, 2005).

3.  Amendment No. 2 to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., Old etrials and certain stockholders of Old etrials (incorporated by reference from Exhibit 10.12 of the Issuer’s Amendment No. 2 to Current Report on Form 8-K dated December 5, 2005 and filed with the SEC on December 8, 2005).

4.  Voting Agreement, dated as of August 22, 2005, among the Issuer, certain stockholders of Old etrials and certain stockholders of the Issuer (incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

5.  Lock-up Agreement among E-ZAD Partnership, Ltd., certain other stockholders of Old etrials, Issuer, etrials Acquisition, Inc. and Old etrials.

6.  Joint Filing Agreement dated as of May 4, 2006 among E-ZAD Partnership, Ltd., Prodea, Inc. and Hamid Ansari.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2006

E-ZAD Partnership, Ltd.

By: Prodea, Inc., its sole general partner

By:	/s/ Hamid Ansari
Hamid Ansari, President

Prodea, Inc.

By:	/s/ Hamid Ansari
Hamid Ansari, President

/s/ Hamid Ansari
Hamid Ansari, President

EXHIBIT 5
LOCK-UP AGREEMENT

EXHIBIT 6
JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) on behalf of each such person.

Dated: May 4, 2006

E-ZAD Partnership, Ltd.

By: Prodea, Inc., its sole general partner

By:	/s/ Hamid Ansari
Hamid Ansari, President

Prodea, Inc.

By:	/s/ Hamid Ansari
Hamid Ansari, President

/s/ Hamid Ansari
Hamid Ansari, President

EXHIBIT C
LOCK-UP AGREEMENT

August __,  2005

CEA Acquisition Corporation
101 East Kennedy Boulevard, Suite 3300
Tampa, Florida 33602
Attention: Robert Moreyra, Executive Vice President

Re: Lock-Up Agreement

Ladies and Gentlemen:

In connection with the Agreement and Plan of Merger dated August __, 2005 by and among CEA Acquisition Corporation (the “Corporation”), etrials Acquisition, Inc. etrials Worldwide, Inc. and certain Stockholders of etrials Worldwide, Inc. (the “Merger Agreement”), to induce the Corporation to enter into the Merger Agreement and consummate the Merger (as defined in the Merger Agreement), the undersigned, agrees to neither directly nor indirectly:

sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of (all being referred to as a “Transfer”) any legal or beneficial interest in any shares of stock, $.0001 par value, of the Corporation (“Parent Common Stock”) receivable solely as a result of the Merger at the time of Closing of the Merger and not as the result of the exercise of the Merger Warrants (as defined in the Merger Agreement) (the “Restricted Securities”), or

enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise, during the “Restricted Period” (as hereinafter defined). As used herein, “Restricted Period” means the period commencing on the Closing Date (as defined in the Merger Agreement) and ending on February 19, 2007, provided, that (i) the Restricted Period shall terminate six months after the Closing Date with respect to 25% of each class of Restricted Securities, (ii) the Restricted Period shall terminate nine months after the Closing Date with respect to an additional 25% of each class of Restricted Securities and (iii) if the Corporation redeems the Merger Warrants and its public warrants issued pursuant to its Prospectus dated February 12, 2004, the Restricted Period shall terminate on the date specified for such redemption with respect to 50% of the Restricted Securities then subject to this Lock-Up Agreement and the percentages referred to in the preceding clauses (i) and (ii) shall be applied to the then remaining Restricted Securities if such redemption date is prior to the dates that are six months and/or nine months after the Closing Date. In addition, in the event that all or any portion of the shares of Parent Common Stock held in escrow pursuant to that certain Stock Escrow Agreement by and among Continental Stock Transfer & Trust Company and the founding stockholders of the Corporation dated as of February 12, 2004 are released from the terms of such Escrow Agreement on an accelerated basis for any reason, then the Restricted Securities shall be released from the provisions of this Agreement on the same accelerated schedule.

It is understood that the shares of Parent Common Stock owned by the undersigned and held in escrow pursuant to that certain Escrow Agreement attached as Exhibit A to the Merger Agreement shall be considered part of the “Restricted Securities” and shall, for purposes of calculating the number of Restricted Securities the undersigned is entitled to Transfer hereunder, be entirely included in that portion of the Restricted Securities which remain subject to the restrictions of this Agreement.

Notwithstanding the foregoing limitations this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities, either during the undersigned’s lifetime or on the undersigned’s death, by gift, will or intestate succession, to the undersigned’s “family members” or to trusts, family limited partnerships and similar entities primarily for the benefit of the undersigned or the undersigned’s “family members”; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provision of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities except in accordance with this Lock-Up Agreement. For purposes of this sub-paragraph, “family member” shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transferor’s spouse. Also notwithstanding the foregoing limitations, in the event the undersigned is an entity rather than an individual, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities to the shareholders of such entity, if it is a corporation, to the members of such entity, if it is a limited liability company, or to the partners in such entity, if it is a partnership; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities in accordance with this Lock-Up Agreement.

Any of the Restricted Securities subject to this Lock-Up Agreement may be released in whole or part from the terms hereof upon the approval of the board of directors of the Corporation and the Committee referred to in the Merger Agreement.

The undersigned hereby authorizes the Corporation’s transfer agent to apply the appropriate legend thereto to reflect the existence and general terms of this Lock-Up Agreement to any certificates representing the Restricted Securities issued to the undersigned, including any shares of Parent Common Stock issuable upon exercise of Merger Warrants.

This Lock-Up Agreement will be legally binding on the undersigned and on the undersigned’s heirs, successors, executors, administrators, conservators and permitted assigns, executed as an instrument governed by the law of the State of Delaware.

[Signatures on following page]

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Fred Nazem
Signature

Fred Nazem
Print Name

Owner
Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Robert M. Brill
Signature

Robert M. Brill
Print Name

Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ John Cline
Signature

John Cline
Print Name

Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Robert L. Coker/Susan Coker
Signature

Robert L. Coker/Susan Coker
Print Name

Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST 16, 2005

Very truly yours,

/s/ Hans Linderoth
Signature

Hans Linderoth
Print Name

Director
Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ James W. Clark, Jr./Susanne M. Clark
Signature

James W. Clark, Jr./Susanne M. Clark
Print Name

Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Michael J. Harte
Signature

Michael J. Harte
Print Name

Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Craig Pyne
Signature

Craig Pyne
Print Name

Vice President Sales & Marketing
Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Robert Sammis
Signature

Robert Sammis
Print Name

Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Richard J. Piazza
Signature

Richard J. Piazza
Print Name

Vice President Product Strategy
Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST 16, 2005

Very truly yours,

/s/ Per Egeberg
Signature

Per Egeberg
Print Name

CEO
Print Title, if applicable

MiniDoc Arab
Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST 17, 2005

Very truly yours,

/s/ [illegible]
Signature

Print Name

Print Title, if applicable

Infologix (BVI) Limited
Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Robert M. Brill
Signature

Robert M. Brill
Print Name

General Partner
Print Title, if applicable

Newlight II, LP, Newlight II (BVI) LP, Newlight Assoc. II-E, LLC
Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Peter L. Coker
Signature

Peter L. Coker
Print Name

Managing Director
Print Title, if applicable

Dunlap Industries, LTD.
Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Jamshid Ansari
Signature

Jamshid Ansari
Print Name

Treasurer
Print Title, if applicable

Print Stockholder Name if Entity

SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

/s/ Rachel King
Signature

Rachel King
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SIGNATURE PAGE TO LOCK-UP AGREEMENT LETTER
DATED AUGUST __, 2005

Very truly yours,

QUINTILLES TRANSNATIONAL CORP.

By:	/s/ Patrick Jordan
Name: Patrick Jordan

Title: Vice President

Q FINANCE, INC.

By:	/s/ R. David Andrews
Name: R. David Andrews

Title: Vice President